FOR IMMEDIATE RELEASE	Exhibit 99.1 For Additional Information Contact: Robert Lentz (614) 876-2000

SUPERCONDUCTIVE COMPONENTS, INC. ORDERS EQUIPMENT TO SCALE PRODUCTION

COLUMBUS, Ohio (April 12, 2007) Superconductive Components, Inc. (OTC Bulletin Board: SCCI), dba SCI Engineered Materials (SCI), a manufacturer of high quality sputtering targets for select markets in the physical vapor deposition industry, today announced it has ordered approximately $300,000 of new equipment to scale its production of sputtering targets for thin film battery customers and to also expand manufacturing capabilities of transparent conductive oxide targets for photovoltaic applications in the solar industry.

The equipment is being acquired in response to current and anticipated customer demand within the thin film battery and solar markets. A portion of the equipment will be used to begin producing ceramic rotatable sputtering targets for the solar industry. Rotatable targets are being used in high volume applications and a growing number of solar manufacturers are either currently moving toward this technology or plan to do so.

Dan Rooney, Chairman, President and Chief Executive Officer, said, “SCI is pursuing profitable opportunities to grow its customer base and leverage core competencies through an expanding product portfolio. Transparent conductive oxide targets are being requested by some of our solar customers and offer an attractive alternative to traditional materials, which are in short supply and subject to significantly increased demand from flat panel display manufacturers. Accelerating growth in solar and flat panel displays is creating new opportunities for SCI’s products. This new equipment should allow us to increase our production beginning in the second half of 2007.”

About Superconductive Components, Inc.

Superconductive Components, Inc., dba SCI Engineered Materials, manufactures ceramics and metals for advanced applications such as thin film batteries, superconductors, and advanced optical systems. SCI Engineered Materials also provides materials for thin film applications used in photovoltaic, electronic switches, hardness and decorative coatings. SCI Engineered Materials is a global materials supplier with clients in more than 40 countries. Additional information is available at

http://www.sciengineeredmaterials.com.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of the Company and its management, and specifically include statements regarding current and future demand in the thin film battery and solar markets, new opportunities for SCI’s products, and increased production early in the second half of 2007. These forward-looking statements involve numerous risks and uncertainties, including, without limitation, anticipate sequential quarter growth in revenue and net income, plans to add more equipment in 2007, gradually enter additional niche markets, further improvement in the Company’s financial results in 2007 (paragraph 3), the development of the thin film battery market, the impact of competitive products and services, the ability to adapt to technological changes, the availability of capital, and other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006. One or more of these factors have affected, and could in the future affect, the Company's projections. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.